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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 2)
                             TENDER OFFER STATEMENT
                           PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                                 MICROPROSE, INC.
                           (NAME OF SUBJECT COMPANY)

                                  NEW HIAC CORP.
                                   HASBRO, INC.
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                          (TITLE OF CLASS OF SECURITIES)


                                   59513V 20 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             PHILLIP H. WALDOKS, ESQ.
           SENIOR VICE PRESIDENT-CORPORATE LEGAL AFFAIRS AND SECRETARY
                                   HASBRO, INC.
                                32 W. 23RD STREET
                               NEW YORK, NY  10010
                           TELEPHONE:  (212) 645-2400
                           FACSIMILE:  (212) 741-0663
          NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
             RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS

                                    COPY TO:
                              HOWARD L. ELLIN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                               NEW YORK, NY  10022
                           TELEPHONE:  (212) 735-3000
                           FACSIMILE:  (212) 735-2000

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                            CALCULATION OF FILING FEE
                       TRANSACTION VALUATION* $34,694,418
                           AMOUNT OF FILING FEE $6,939
 __________

   * Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 5,782,403 shares of common stock, $.001 par value (the "Shares"), of MicroProse, Inc. at a price of $6.00 per Share in cash. Such number of Shares represents the 5,753,598 Shares outstanding as of August 11, 1998 and assumes the issuance prior to the consummation of the Offer of 28,805 Shares upon the exercise of outstanding options and warrants and the conversion of securities convertible into Shares that have an exercise price of less than $6.00. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.


 [X]  Check box if any part of the fee is offset as provided by Rule 0-11
      (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:  $6,939.
      Form or Registration No.:  Schedule 14D-1
      Filing Party:  Hasbro, Inc. and New HIAC Corp.
      Date Filed:  August 14, 1998.

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                                TENDER OFFER

      This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on August 14, 1998 (as amended and supplemented the "Statement") relating to the offer by New HIAC Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Hasbro, Inc., a Rhode Island corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $.001 per share (the "Common Stock") including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of February 6, 1996, by and between the Company and Chemical Mellon Shareholder Services L.L.C. (the "Rights" and, together with Common Stock, the "Shares"), of MicroProse, Inc., a Delaware corporation (the "Company"), at $6.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 14, 1998 (the "Offer to Purchase"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Statement including the Offer to Purchase filed as Exhibit (a)(1) thereto.

 ITEM 10.  ADDITIONAL INFORMATION.

      On September 14, 1998, Parent issued a press release announcing the extension of the Expiration Date of the Offer until 5:00 p.m. New York City time, on Monday, September 14, 1998. The full text of the press release is attached hereto as Exhibit (a)(10).

 ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

      (a)(10)  Press Release of Parent dated September 14, 1998.



                                 SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 Date:  September 14, 1998


                               New HIAC Corp.


                               BY: /s/ Phillip H. Waldoks
                                  -------------------------------------
                                  Name:  Phillip H. Waldoks
                                  Title: Secretary


                               Hasbro, Inc.


                               BY:  /s/ Phillip H. Waldoks
                                  -------------------------------------
                                  Name:  Phillip H. Waldoks
                                  Title: Senior Vice President - Corporate
                                         Legal Affairs and Secretary




                             INDEX TO EXHIBITS

                                                                  Sequential

 Exhibit
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 (a)(10) --   Press Release of Parent dated September 14, 1998.